Exhibit 99.8

Independent Research Firm Names NICE a Leader in Contact Center as a Service

NICE recognized as a Leader, receiving the highest scores in the current offering and strategy categories and the highest possible score in the market presence category

Hoboken, N.J., March 27, 2023 – NICE (Nasdaq: NICE) today announced that NICE has been recognized as a Leader in Contact Center as a Service by Forrester Research. The Forrester Wave™: Contact Center As A Service (CCaaS) Providers, Q1 2023 report identifies NICE among the most significant cloud contact center platforms in the market, with NICE receiving the highest possible score in the “market presence” category and receiving the highest scores of all evaluated vendors in the “current offering” and “strategy” categories.

“NICE differentiates by targeting AI across the full customer experience. NICE’s acquisition of InContact in 2016 combined leading companies in the CCaaS and WFO markets. Its solid execution since then has created a company with unique breadth to serve contact centers globally,” said the report, authored by Max Ball, vice president and principal analyst, Forrester.

For companies seeking a cloud contact center provider, Forrester’s independent research provides in-depth analysis and insights to aid in the decision-making process. The Forrester report said, "NICE has a superior vision that extends beyond improving agent efficiency. The company looks to play a role in the entire CX journey. It’s executing on this vision with a strong roadmap that features AI and an accelerating focus on digital interactions.”

NICE also received the highest possible scores in four of seven evaluated criteria within the Strategy category, including “market approach,” “performance,” “product vision,” and “innovation roadmap.”

The report states, “NICE also differentiates with the breadth of its capabilities. It has a comprehensive solution for whatever WFO or CCaaS system a contact center leader may need.”

“To us, this report showcases NICE’s status as a market-leading CX powerhouse.” said Barry Cooper, President, CX Division, NICE. “We believe this is the result of our ongoing, heavy investment in digital and AI innovation and our unwavering commitment to partner with our customers to drive seamless customer experiences beyond the contact center. From our perspective, this recognition from Forrester Research is a testament to our mission to propel brands to master CXi (customer experience interactions) and deliver next-level digital CX in the new era.”

To read the full Forrester report, click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.